

06008243

SECU~~RITIES AND EXCHANGE COMMISSION~~ION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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SEC FILE NUMBER
8- 47891

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/05_____AND ENDING____12/31/05____

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~HIGHLAND SECURITIES CORPORATION~~ ~~DBA~~ GRIFFIN CAPITAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2321 ROSECRANS AVENUE, SUITE 3290

(No. and Street)

EL SEGUNDO, CALIFORNIA 90245

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN A. SHIELDS   310/297-9700

                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREEN HASSON & JANKS LLP

(Name – *if individual, state last, first, middle name*)

10990 WILSHIRE BOULEVARD, 16TH FLOOR; LOS ANGELES, CALIFORNIA 90024

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 25 2006

~~THOMSON~~
~~FINANCIAL~~

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____KEVIN A. SHIELDS_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____HIGHLAND SECURITIES CORPORATION DBA GRIFFIN CAPITAL_____ , as of _____DECEMBER 31_____, 20_05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

PRESIDENT
_____
Title

_____
Notary Public

SANDRA SERRA
Commission # 1402990
Notary Public - California
Los Angeles County
My Comm. Expires Mar 5, 2007

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GREEN HASSON & JANKS LLP

| 70 |

ADDRESS

10990 WILSHIRE BOULEVARD, 16TH FLOOR
LOS ANGELES, CALIFORNIA 90024

	71		72		73		74
Number and Street		City		State		Zip Code	

CHECK ONE

[X] Certified Public Accountant · | 75 |

[ ] Public Accountant | 76 |

[ ] Accountant not resident In United States | 77 |
or any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE ... FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
	50		51		52	53	

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

CONTENTS



GREEN HASSON & JANKS LLP
BUSINESS ADVISORS AND CPAs
-Since 1953-

INDEPENDENT AUDITORS' REPORT

Board of Directors
Highland Securities Corporation
dba Griffin Capital

We have audited the accompanying statement of financial condition of Highland Securities Corporation dba Griffin Capital, as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highland Securities Corporation dba Griffin Capital, as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Green Hasson & Janks LLP

February 20, 2006
Los Angeles, California

10990 Wilshire Boulevard I Sixteenth Floor I Los Angeles, California 90024-3929
TEL (310) 873-1600 I FAX (310) 873-6600 I www.ghjadvisors.com

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

CURRENT ASSETS:

Cash	$	125,947
Marketable Securities		10,031
Investment in Company		600
TOTAL ASSETS	$	136,578

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Income Taxes Payable	$	11,000

STOCKHOLDER'S EQUITY:

Common Stock - No Par Value, 5,000 Shares Authorized, Issued and Outstanding	$	5,000	
Additional Paid-In Capital		152,763	
Accumulated Deficit		(32,185)	
TOTAL STOCKHOLDER'S EQUITY			125,578
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$		136,578

The Accompanying Notes are an Integral Part of These Financial Statements

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

STATEMENT OF INCOME
Year Ended December 31, 2005

REVENUES		$ 125,000
EXPENSES:		
Bank Charges	$ 296	
Insurance	699	
Dues and Subscriptions	175	
Professional Fees	6,500	
Taxes, Licenses and NASD Fees	1,518	
TOTAL EXPENSES		9,188
INCOME FROM OPERATIONS		115,812
OTHER INCOME (EXPENSE):		
Interest and Dividend Income	202	
Unrealized Loss on Investments	(1,395)	
TOTAL OTHER INCOME (EXPENSE)		(1,193)
INCOME BEFORE PROVISION FOR INCOME TAXES		114,619
Provision for Income Taxes		28,800
NET INCOME		$ 85,819

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2005

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Stockholder's Equity
	Number of Shares	Amount			
Balance at January 1, 2005	5,000	$ 5,000	$ 142,763	$ (118,004)	$ 29,759
Capital Contribution	-	-	10,000	-	10,000
Net Income	-	-	-	85,819	85,819
BALANCE AT DECEMBER 31, 2005	5,000	$ 5,000	$ 152,763	$ (32,185)	$ 125,578

The Accompanying Notes are an Integral Part of These Financial Statements

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

STATEMENT OF CASH FLOWS
Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	85,819
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities:		
Unrealized Loss on Investments		1,395
Decrease in Deferred Tax Asset		17,000
Increase in Income Taxes Payable		11,000
NET CASH PROVIDED BY OPERATING ACTIVITIES		115,214
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from Contribution of Additional Paid-In Capital		10,000
NET INCREASE IN CASH		125,214
Cash - Beginning of Year		733
CASH - END OF YEAR	$	125,947
SUPPLEMENTAL DISCLOSURE OF		
CASH FLOW INFORMATION:		
Cash Paid During the Year for Income Taxes	$	800

The Accompanying Notes are an Integral Part of These Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   NATURE OF BUSINESS

Highland Securities Corporation dba Griffin Capital, (the company) is primarily engaged in the business of brokering private placements of debt and equity financing on leased assets. The company was incorporated on June 26, 1991.

The company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(1) provide that the company limits its dealer transactions to the purchase, sale and redemption of redeemable securities of registered investment companies or participation in an insurance company separate account. The broker transactions are limited to the sale and redemption of redeemable securities of registered investment companies or participation in an insurance company separate account. The company is required to transmit all funds and securities promptly and not to hold funds or securities for, or owe money to, customers.

(b)   MANAGEMENT'S USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

(c)   INVESTMENTS

Trading securities, comprised of marketable equity securities, are recorded at fair value based on trading in the public market.

The investment in company is recorded at historic cost.

(d)   REVENUE AND EXPENSE RECOGNITION

Revenue related to the brokering of private placements is recognized when the services are completed. In most cases, this would be at the closing of the transaction. Expenses related to an individual private placement are capitalized and recognized as a cost of the transaction upon recognition of the related revenue. Expenses related to transactions which are abandoned are recognized at the date of abandonment.

(e)   INCOME TAXES

Income taxes are provided based on income reported in the financial statements adjusted for transactions that do not enter into the computation of income taxes payable.

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 2 - INVESTMENTS

The company's investments are summarized as follows at December 31, 2005:

	Cost	Gross Unrealized Loss	Fair Value at December 31, 2005
Trading Securities:			
Common Stock	$ 9,869	$ 162	$ 10,031

NOTE 3 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital at all times and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the company had net capital of $123,473, which is $118,473 in excess of its required net capital of $5,000.

NOTE 4 - INCOME TAXES

The provision for income taxes consists of the following:

Current – Federal	$ 6,300
Current – State	5,500
Deferred Income Taxes	17,000
PROVISION FOR INCOME TAXES	**$ 28,800**

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2005



GREEN HASSON & JANKS LLP

BUSINESS ADVISORS AND CPAs

-Since 1953-

**INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTAL INFORMATION REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

Board of Directors
Highland Securities Corporation
dba Griffin Capital

We have audited the accompanying financial statements of Highland Securities Corporation dba Griffin Capital, as of and for the year ended December 31, 2005, and have issued our report thereon dated February 20, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, III, and IV are presented for purposes of additional analysis and are not required parts of the basic financial statements, but are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Green Hasson & Janks LLP

February 20, 2006
Los Angeles, California

A Member of HLB International
A world-wide organization of accounting firms and business advisers

10990 Wilshire Boulevard I Sixteenth Floor I Los Angeles, California 90024-3929
TEL (310) 873-1600 I FAX (310) 873-6600 I www.ghjadvisors.com

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2005

NET CAPITAL:

Total Stockholder's Equity	$ 125,578
Nonallowable Assets	(600)
15% Haircut on Security Positions	(1,505)
NET CAPITAL	$ 123,473

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum Net Capital Required	$ 5,000
Excess Net Capital	$ 118,473
Excess Net Capital at 1500%	$ 122,740
Excess Net Capital at 1000%	$ 122,373
Ratio: Aggregate Indebtedness to Net Capital	0.09 to 1.00

See Independent Auditors Report on Supplemental Information

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

SCHEDULE II
RECONCILIATION OF THE COMPANY'S COMPUTATION
OF NET CAPITAL TO AMOUNTS REPORTED IN
PART II OF FORM X-17A-5
As of December 31, 2005

Net Capital as Reported in the Company's		
Focus Report Part II	$	134,473
Net Capital Per Schedule I		123,473
DIFFERENCE	$	11,000
Excess Net Capital as Reported in Company's		
Focus Report Part II	$	129,473
Excess Net Capital Per Schedule I		118,473
DIFFERENCE	$	11,000

See Independed Auditors' Report on Supplemental Information

HIGHLAND SECURITIES CORPORATION
dba GRIFFIN CAPITAL

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2005

Exemption is claimed under Section (k)(1) of Rule 15c3-3.

SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2005

Exemption is claimed under Section (k)(1) of Rule 15c3-3.



GREEN HASSON & JANKS LLP
BUSINESS ADVISORS AND CPAs
-Since 1953-

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
Highland Securities Corporation
dba Griffin Capital

In planning and performing our audit of the financial statements and supplemental schedules of Highland Securities Corporation dba Griffin Capital, (the company) for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons.

2.   Recordation of differences required by Rule 17a-13.

3.   Complying with the requirements for prompt payment of securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10990 Wilshire Boulevard I Sixteenth Floor I Los Angeles, California 90024-3929
TEL (310) 873-1600 I FAX (310) 833-6600 I www.ghjadvisors.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Green Hasson & Janks LLP

February 20, 2006
Los Angeles, California